Exhibit 99.1

Brussels, 31 August 2011 - 1/1

Anheuser-Busch InBev Announces Changes to its Board of Directors

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) today announced that Peter Harf will step down as Chairman of the Board and a member of the Board of Directors in April 2012.

Commenting on his decision Mr. Harf said, “I love Anheuser-Busch InBev, one of the truly great consumer goods companies, and will miss all my colleagues there. I am reassuming my role as Executive Chairman of DKMS, the non-profit cure blood cancer organization, and my role at Joh. A. Benckiser remains demanding.”

Mr. Harf will be succeeded as Chairman of the Board by fellow Board member Kees Storm. Mr. Storm has been a Board member since 2002. Born in 1942, he is a Dutch citizen and received an MA in Business Economics from the University of Rotterdam in 1969. Among others, he is currently Chairman of the Supervisory Board of KLM, a member of the Board of Directors of Baxter International and Vice-Chairman of the Board of Unilever. His interest in improving healthcare has also led him to active involvement with the Amsterdam Cancer Center and the Health Insurance Fund.

Mr. Harf and Mr. Storm will work together closely in the coming months to ensure a smooth transition of the Chairman’s responsibilities. Mr. Storm will become Vice-Chairman of the Board with immediate effect.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:
Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com